Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

Via EDGAR

August 8, 2017
Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2016, filed February 16, 2017, and Form 8-K Furnished April 25, 2017
File No. 001-11411

Dear Mr. Shenk:
On behalf of Polaris Industries Inc. (the “Company” or “Polaris” or “we”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2017. For ease of reference, the Company's responses are numbered to correspond to the order of the comments in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 6. Selected Financial Data, page 21
Comment:

1.
Please expand your disclosure to describe briefly or cross-reference to a discussion of all factors that have materially impacted the comparability of the information reflected in your table of Selected Financial Data. For example, please include a footnote disclosure to describe or cross-reference to discussions of your Transamerican Auto Parts acquisition which impacts the comparability of your current year financial data. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance. In addition, consider whether similar disclosure should accompany your Quarterly Financial Data on page 61 of your filing.

Response:
In future filings that include the table of Selected Financial Data, commencing with our Form 10-K for the fiscal year ending December 31, 2017, we will include a description or cross-reference to discussions of any factors, such as acquisitions, that have materially impacted the comparability of information in the table, as well as any material uncertainties that might cause the data in the table not to be indicative of future results. We will also add similar disclosure within the Quarterly Financial Data table.
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management's Discussion and Analysis, Liquidity and Capital Resources, page 30
Comment:

2.
Please revise your discussion of cash flows from operating, investing and financing activities to discuss all periods presented in your consolidated statements of cash flows. Refer to the guidance outlined in Instruction 1 to Item 303(a) of Regulation S-K.

Response:

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In future filings, we will include a discussion of cash flows from operating, investing and financial activities for all periods presented in our consolidated statements of cash flows. For example, the discussion in our Form 10-K for the fiscal year ending December 31, 2017 will include a discussion of 2017 to 2016, and 2016 to 2015.

Form 8-K Furnished April 25, 2017
Exhibit 99.2
Comment:

3.
We note you present bar graphs showing period over period growth of your non-GAAP measures. For example, you present a graph showing the growth in Adjusted Sales and Adjusted Net Income from Q1 2016 to Q1 2017. When you present graphs and discussion of non-GAAP measures, please include similar graphs and discussion of your comparable GAAP results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures C&DI’s.

Response:
In future filings that are subject to Item 10(e)(1)(i)(A) of Regulation S-K and Item 102.10 of the Staff’s Compliance and Disclosure Interpretations, we will present GAAP measures with equal or greater prominence than related non-GAAP measures. For example, in the presentation slides we furnished as Exhibit 99.2 to the Form 8-K we filed on July 20, 2017, we modified our bar graphs to first disclose GAAP measures, before the adjusted non-GAAP measures, to give greater prominence to the GAAP measures.

Form 8-K Furnished April 25, 2017
Exhibit 99.2
Comment:

4.
Please revise the titling of your headers to clearly indicate they are in reference to your non-GAAP measures. For example, we note the header on page 12 states Total Company Sales Guidance, however; it appears this measure is in reference to your non-GAAP Adjusted Sales guidance.

Response:
In future filings, we will ensure that our headers clearly indicate when they reference non-GAAP measures. For example, in the presentation we furnished as Exhibit 99.2 to the Form 8-K we filed on July 20, 2017, we titled headers that refer to non-GAAP measures in a manner that clearly denotes the use of adjusted, non-GAAP measures.

***
We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in your July 13, 2017 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0555.

Very truly yours,

/S/ MICHAEL T. SPEETZEN
Michael T. Speetzen
Executive Vice President — Finance and
Chief Financial Officer

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